FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Radware To Acquire V-Secure Technologies

Press Release Dated November 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: November 29, 2005

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

 10.1                                        Radware To Acquire V-Secure Technologies

                                                Press Release Dated November 29, 2005

EXHIBIT 10.1

Radware To Acquire V-Secure Technologies

Combination of V-Secure Self-Learning Network Technology and

Radware Application-Smart Networking ensures zero-day protection against emerging security threats in real-time and enables tuning of network behavior without human intervention

MAHWAH, NJ, Nov. 29, 2005 — Radware (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP, today announced that it has signed a definitive agreement to acquire assets of V-Secure Technologies, a leading provider of behavior-based network intrusion prevention solutions in a cash transaction valued at $ 15 million in addition to warrants for the purchase of 45,500 Radware shares at an exercise price of $22 a share.  The completion of the transaction is subject to standard conditions to closing.

Radware will hold a conference call to discuss the acquisition on Wednesday, November 30, 2005 at 8:30AM ET. To participate, dial:

United States: (800) 230-1074;

International: (612) 333-4911.

Radware plans to integrate V-Secure’s technology for self-learning networks into Radware’s APSolute application delivery solutions. Upon closing, Radware will acquire V-Secure intellectual property, technology, inventory, customer lists and additional assets.  According to Roy Zisapel, Radware’s CEO, “The integration of V-Secure’s behavior-based expert system with our APSolute architecture for application-smart networking enables us to take application delivery and security to the next level. The combined technology solution provides more intelligent ways to analyze and quickly adapt to changing application traffic patterns, enabling our customers to align network behavior with their dynamic business environments.”

V-Secure developed its patent-pending technology for adaptive, self-learning networks as a core engine to provide superior, real time intrusion prevention against DoS attacks, SYN floods, bandwidth consumption attacks, malicious network scanning activities, worms and most types of misuses of TCP and application resources.

V-Secure’s behavior-based expert system technology can identify network attacks from a collection of vague, ambiguous, or imprecise information and successfully mitigate those attacks, with on-the-fly creation of traffic filters. With no human intervention, the system automatically determines the optimal counter-measure for an attack and activates that proactive defense mechanism without affecting legitimate traffic. When used for real-time security protection, V-Secure’s technology minimizes false positives with a decision engine that constantly checks the results of an action to learn whether that action should be continued, refined or stopped.

The combination of V-Secure’s behavior-based IPS technology with Radware’s multi-gigabit DefensePro product will provide customers with a security solution that has both content-based and rate-based IPS certification from the NSS Group, a prestigious independent security testing facility.

“In addition to providing a core engine for ensuring zero-day protection against emerging security threats in real-time, our patent-pending technology for self-learning networks also provides enabling technology for optimizing application delivery over IP networks,” said Izhar Shay, Chairman and CEO of V-Secure. “I am pleased to see our technology provides an even broader value proposition as part of Radware’s integrated application delivery solution for addressing the full range of availability, performance and security challenges facing enterprises and carriers.”

Market Background

According to IDC, the worldwide Intrusion Detection and Prevention (ID&P) market grew by over 50% in the last year. This market segment is an important part of the rapidly growing overall threat management security appliance market, which IDC predicts will reach $3.45 billion by 2008. Analysts note that effective security products will need to employ multiple defense technologies in order to address blended threats against existing network infrastructure, as well as next-generation infrastructure that will facilitate secure and efficient application delivery over IP.  The acquisition enables Radware to add behavioral protection for real-time attack mitigation against new threats to its current signature based IPS and DoS protection capabilities as part of Radware’s integrated application delivery solution.

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 3,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware’s APSolute product family provides the most complete set of application front-end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com.

About V-Secure Technologies

V-Secure is a leading provider of vigilant network intrusion prevention solutions.  Its patent-pending technology utilizes adaptive, behavior-based, closed-loop filtering, which is uniquely effective against a wide variety of security threats, while eliminating the need for maintaining signature files. V-Secure’s products provide unrivaled ease of deployment and use, because they require minimal configuration or ongoing maintenance.  With effortless deployment and centralized management for multiple appliances, V-Secure offers the most scalable and effective solution with the lowest total cost of ownership (TCO) in the market. V-Secure is the recipient of a “Best of Interop” award at Networld + Interop 2005, and the NSS Approved Award for Attack Mitigation.   V-Secure is headquartered in Saddle Brook, NJ.  For more information, please visit the company’s website at www.v-secure.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, failure of the V-Secure transaction to close, failure to successfully integrate the operations of V-Secure into those of Radware, the inability of Radware to  market products using V-Secure technology as anticipated, potential unknown liabilities which may be incurred relating to the business of V-Secure, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware’s filings with the Securities and Exchange Commission, including Radware’s Form 20-F.